NOVAGOLD Resources Inc.

Third Quarter 2012
Management’s Discussion & Analysis

August 31, 2012

(Unaudited)

2	NOVAGOLD Resources Inc.
Q3-2012

Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis (“MD&A”) of NOVAGOLD Resources Inc. (“NOVAGOLD” or “the Company”) is dated October 11, 2012 and provides an analysis of NOVAGOLD’s unaudited financial results for the three and nine month periods ended August 31, 2012 compared to the same periods in the previous year.

The following information should be read in conjunction with the Company’s August 31, 2012 unaudited consolidated financial statements and related notes which were prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company adopted IFRS on December 1, 2011 with a transition date of December 1, 2010. A reconciliation of the previously disclosed comparative periods’ financial statements prepared in accordance with previous Canadian generally accepted accounting principles (“previous Canadian GAAP”) to the current Canadian GAAP, which has adopted IFRS is set out in note 20 to the interim consolidated financial statements. The MD&A should also be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended November 30, 2011, which were prepared in accordance with previous Canadian GAAP and the Company’s interim consolidated financial statements for the quarter ended February 29, 2012, prepared in accordance with IFRS. The Company’s IFRS accounting policies were disclosed in note 3 of the condensed interim consolidated financial statements for the period ended February 29, 2012. All amounts are in Canadian dollars unless otherwise stated.

The Company’s shares are listed on the Toronto Stock Exchange and the NYSE-MKT (formerly NYSE-AMEX) under the symbol “NG”. Additional information related to NOVAGOLD is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and the Company’s website at www.novagold.com.

Description of business

NOVAGOLD is a precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company conducts its operations through wholly-owned subsidiaries, partnerships, limited liability companies and joint ventures. The Company has a 50% interests in two of the world’s largest known undeveloped gold and copper projects — Donlin Gold and Galore Creek. The Company is primarily focused on gold properties, some of which also have significant copper resources. In addition, NOVAGOLD’s principal properties are located in Alaska and British Columbia, regions with low geopolitical risk that have a long history of mining, established permitting standards, and governments supportive of resource development. NOVAGOLD has drawn on the expertise of its management and that of our partners, Barrick Gold Corporation (“Barrick”) on the Donlin Gold project and Teck Resources Limited (“Teck”) on the Galore Creek project.

Corporate developments

Corporate governance

On September 4, 2012, the Company announced the appointment of David Deisley to the position of Executive Vice President and General Counsel, effective November 1, 2012. In this executive role, Mr. Deisley will be responsible for NOVAGOLD's legal governance and support the Company's efforts to advance the permitting process on the Donlin Gold project. Mr. Deisley has over 25 years of experience in the mining industry in the Americas. He currently serves as Executive Vice President, Corporate Affairs and General Counsel for Goldcorp Inc. ("Goldcorp”). Mr. Deisley joined Goldcorp in September 2007 as General Counsel and was appointed to his current position in July 2010. During his tenure with Goldcorp, Mr. Deisley has played a leading role in the implementation of corporate development transactions and in the advancement of Goldcorp's corporate social responsibility policy and practices.

On September 19, 2012, the Company announced the appointment of David Ottewell to the position of Vice President and Chief Financial Officer effective November 13, 2012. In this senior role, Mr. Ottewell will be responsible for all aspects of NOVAGOLD's financial management as the Company advances permitting and financial optimization of its 50%-owned Donlin Gold Project. Mr. Ottewell has over 25 years of mining industry experience. He currently serves as Vice President and Controller for Newmont Mining Corporation ("Newmont”). During his tenure with Newmont, Mr. Ottewell led the global accounting functions for external reporting to shareholders and regulators in the U.S. and Canada.

NOVAGOLD Resources Inc.	3
Q3-2012

Management’s Discussion & Analysis

Property review

Donlin Gold

Donlin Gold is one of the world’s largest known undeveloped gold deposits. Donlin Gold is owned and operated by Donlin Gold LLC, a limited liability company that is owned equally by wholly-owned subsidiaries of NOVAGOLD and Barrick. The deposit is located entirely on private, Alaska Native-owned land and Alaska state mining claims totaling 154,631 acres (62,577 hectares). Donlin Gold LLC has a good working relationship with Calista Corporation (“Calista”) and The Kuskokwim Corporation (“TKC”), owners of the mineral and surface rights to Donlin Gold, respectively. The property has estimated proven and probable mineral reserves of 505 million tonnes grading 2.09 grams per tonne gold representing 33.8 million ounces of gold. This represents an approximate 16% increase from the mineral reserve estimate outlined in the 2009 Feasibility Study and is broadly comparable to the March 2010 mineral reserve and resource update released by NOVAGOLD. The property hosts estimated measured and indicated mineral resources (inclusive of mineral reserves) of 541 million tonnes grading 2.24 grams per tonne gold representing 39 million ounces of gold and inferred mineral resources of 92 million tonnes grading 2.02 grams per tonne gold representing 6.0 million ounces of gold.

On December 5, 2011, NOVAGOLD announced the completion of the updated Feasibility Study for the Donlin Gold project (“Study”). This updated Study revised the original feasibility study which had been completed in April 2009 (the “2009 Feasibility Study”) with updated mineral reserves and resources, capital cost, and operating cost estimates and formed the basis of the “Donlin Gold Project, Alaska, USA NI 43-101 Technical Report on Second Updated Feasibility” with an effective date of November 18, 2011.

Donlin Gold, if put into production in accordance with the Study, would produce an average of 1.5 million ounces of gold per year in its first five years of operation at an average cash cost of US$409 per ounce, and an average of 1.1 million ounces of gold per year at average cash cost of US$585 per ounce over its projected 27-year mine life. Current proven and probable mineral reserves are estimated at 33.8 million ounces, which represents three kilometers along an eight kilometer long established mineralized corridor.

The Study utilizes natural gas rather than the original diesel option for power generation. Natural gas would be delivered to site via a 500-kilometer-long pipeline. The change to utilizing natural gas is an important modification that improved certain project parameters including lowering power operating costs, potentially simplifying environmental management; and providing flexibility for future operational modifications.

The total project capital cost was estimated at US$6.7 billion1 including US$834.0 million for the natural gas pipeline that would deliver natural gas from the Cook Inlet to the mine site, and a contingency of US$984.0 million. NOVAGOLD would be responsible for 50% of the total project capital costs. The resultant after-tax net present value (“NPV”) using the three-year trailing average of US$1,200 per ounce of gold for the base case displays a positive NPV of US$547 million using a 5% discount rate.

On August 7, 2012, NOVAGOLD announced that Donlin Gold LLC commenced permitting of the project. This announcement follows the Donlin Gold LLC Board of Directors approval of the Project's Updated Feasibility Study. Barrick and NOVAGOLD have expressed that they are committed to advance the project through permitting. Donlin Gold submitted a Plan of Operations and the Wetlands Permit Application under Section 404 of the U.S. Clean Water Act to the federal and state regulators, formally initiating the permitting process. This permit application is the driver for the start of the environmental review process under the National Environmental Policy Act ("NEPA”) leading to the development of an Environmental Impact Statement ("EIS”). The U.S. Army Corps of Engineers, which is the lead agency for the NEPA process, has selected an independent contractor to prepare the EIS. It is anticipated that the Notice of Intent for the EIS will be filed over the coming weeks and will be followed by a public scoping as part of the NEPA process.

The Donlin Gold deposit is located on Calista mineral lands and the project operates under a mining lease with Calista. Calista is one of 13 regional Alaska Native corporations established as part of the Alaska Native Claims Settlement Act (“ANCSA”) of 1971. The mining lease agreement provides Calista with payments, royalties and other rights.

Donlin Gold LLC, through native lease agreements, holds a significant portion of the surface rights that will be required to support mining operations in the proposed mining area. ANCSA established TKC, which is the owner of the surface rights estate for most of the project lands. Donlin Gold operates under a surface use agreement with TKC. Donlin Gold is negotiating a restructuring of the TKC agreement to, among other things, add additional lands and clarify the term. The surface use agreement provides TKC with payments for lands used and protection of subsistence activities.

____________________
1 Does not include escalation for inflation

4	NOVAGOLD Resources Inc.
Q3-2012

Management’s Discussion & Analysis

Donlin Gold has an approved 2012 budget of approximately US$37.2 million of which half of the expenditures will be funded by NOVAGOLD. For the nine months and three months ended August 31, 2012, the project has spent US$22.8 million and US$9.9 million respectively in preparation for the permitting application process. The 2012 work program includes expenditures for permitting activities and community development. The project’s expenditure is targeting to be in line with its annual budget.

Due to the accounting rules under International Accounting Standards 31 (“IAS 31”), NOVAGOLD continues to record its interest in the Donlin Gold project as an equity investment, which results in all of NOVAGOLD’s funding being recorded in the income statement as equity loss, and any unspent funding to Donlin Gold LLC being recorded in the balance sheet on the equity investment line.

Heather White, B.Sc., P. Eng, an employee of the Company and a “qualified person” under National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), has approved the scientific and technical information included in this section.

Galore Creek

Galore Creek, a large copper-gold-silver project located in northwestern British Columbia, is held by a partnership, in which wholly-owned subsidiaries of NOVAGOLD and Teck each own a 50% interest, and is managed by Galore Creek Mining Corporation (“GCMC”). The 293,838 acre (118,912 hectare) property holds a large undeveloped porphyry-related copper-gold-silver deposit. On July 27, 2011 NOVAGOLD announced the results of the pre-feasibility study (“PFS”) on the project. The PFS confirmed the technical and economic viability of the Galore Creek project. NOVAGOLD announced its intention to investigate opportunities to sell all or part of its interest in Galore Creek in November 2011, and commenced a formal process in that regard in March 2012.

Galore Creek has an approved 2012 budget of $35.4 million of which half of the expenditures will be funded by NOVAGOLD. In the nine months and three months ended August 31, 2012, the project spent $23.3 million and $15.8 million respectively on mostly exploration and geotechnical drilling for the enhanced engineering plan. The 2012 program includes approximately 20,000 meters of exploration drilling and 5,000 meters of geotechnical drilling program, additional engineering studies and site care and maintenance costs. The project’s expenditure is targeting to be in line with its annual budget. NOVAGOLD is responsible to fund 50% of the Galore Creek expenditures, although future expenditures are contingent on the timing and success of its divestment process.

Due to the accounting rules under IAS 31, NOVAGOLD records its interest in the Galore Creek project as an equity investment, which results in all of NOVAGOLD’s funding being recorded in the income statement as equity loss, and any unspent funding to GCMC is being recorded in the balance sheet on the equity investment line.

Other properties

On May 30, 2012, the Company signed a Purchase and Sale Agreement (the “Agreement”) to transfer the Rock Creek property in Nome, Alaska to Bering Straits Native Corporation (“BSNC”). Under the Agreement, the Company will transfer all Rock Creek assets, a minimum of US$14.0 million in reclamation bond for the remainder of the decommissioning obligation, and a one-time payment of US$250,000. As consideration, BSNC will provide a net profits interest which entitles the Company to receive 5% of all future net profits generated from ore extracted from the property.

Prior to the transfer of the assets, the Company is required to complete phase one of the reclamation activities and satisfy a number of other conditions in the Agreement. During the third quarter, the Company continued work on completing all phase one activities. Earlier in 2012, the Company covered the tailings in the tailings storage facility and breached the tailings dam thereby eliminating the primary source of water that has required ongoing treatment and injection since 2009. In this quarter, the Company has focused on eliminating the remaining sources of water that require treatment at Rock Creek as well as land reclamation and re-vegetation activities. Currently, phase one activities are nearly complete. After the property transfer, BSNC will assume full responsibility and liability for the remainder of the reclamation plan and any future reclamation activities requested by regulatory authorities.

NOVAGOLD Resources Inc.	5
Q3-2012

Management’s Discussion & Analysis

Discussion of operations

	in thousands of Canadian dollars,
	except for per share amounts
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011
	$	$	$	$
Decommissioning expense (recovery)	(3,090)	20,572	764	20,572
Finance expense	3,994	4,035	11,614	11,319
Foreign exchange loss (gain)	8,422	5,382	(10,188)	(21,464)
Gain on derivative liability	(5,321)	(1,582)	(37,560)	(36,572)
Gain on embedded derivative liability	(4,844)	(9,356)	(50,043)	(32,461)
Gain on sale of inventory	(1,216)	-	(1,216)	-
Gain on sale of land and equipment	-	-	-	(17,200)
Gain on distribution of assets to shareholders	-	-	(71,641)	-
Project care and maintenance	1,790	3,831	6,704	8,714
Salaries and severance	4,717	2,442	11,113	6,986
Share-based payments	2,936	1,664	15,493	7,203
Share of losses – Donlin Gold	5,020	6,590	13,319	16,772
Share of losses – Galore Creek	9,513	7,578	17,865	30,198
Income (loss) for the period	(21,457)	(52,104)	89,550	(6,664)
Basic income (loss) per share	(0.08)	(0.22)	0.33	(0.03)
Diluted income (loss) per share	(0.08)	(0.22)	0.17	(0.03)

For the three-month period ended August 31, 2012, the Company reported net loss of $21.5 million (or $0.08 basic and diluted loss per share) compared to a net loss of $52.1 million (or $0.22 basic and diluted loss per share) for the corresponding period in 2011. This variance was primarily due to the recovery of a $3.1 million decommissioning expensein 2012 as a result in change in the Rock Creek closure costs compared with a $20.6 million expense for the corresponding period in 2011.

For the nine-month period ended August 31, 2012, the Company reported net income of $89.6 million (or $0.33 basic income per share and $0.17 diluted income per share) compared to a net loss of $6.7 million (or $0.03 basic and diluted loss per share) for the corresponding period in 2011. This variance was primarily due to the non-cash gain of $71.6 million recognized on the transfer of assets realized as a result of the spin-out of NovaCopper Inc. to shareholders during the second quarter with no comparable gain during the same period in 2011. Further, share-based payments increased during the year, as the Company recorded a $15.5 million share-based compensation charges compared to $7.2 million in the same period in 2011, since the Company elected to focus its annual share-based compensation on granting stock options to its employees instead of granting a combination of stock options and performance share units, as per prior years. Accounting for the two share-based compensation programs differs in that stock options result in higher expenses during the early portion of the vesting periods, whereas performance share units result in an equally distributed expense over the entire vesting period.

The main expenses variances for the three-month period ended August 31, 2012 compared to the same period in 2011 are as follows: (a) $5.0 million share of losses from Donlin Gold for permitting preparation expenditures, compared to $6.6 million in the same period in 2011 for the completion of the gas pipeline studies; (b) $9.5 million share of losses from Galore Creek for enhanced engineering plan preparation, compared to $7.6 million in the same period in 2011 for the pre-feasibility study costs; (c) $8.4 million foreign exchange loss in 2012 compared to $5.4 million in 2011, due to a decrease in the value of the U.S. dollar against the Canadian dollar, which weakened the value of the Company’s U.S. dollar cash holdings; (d) $4.8 million non-cash gain on embedded derivative liability in 2012 compared to $9.4 million in 2011, due to a decrease in the Company’s share price during the quarter ended August 31, 2012, which equates to a decrease in the fair value of the convertible feature of the convertible debt resulting in a non-cash embedded derivative gain in 2012; and (e) $5.3 million non-cash gain on derivative liability in 2012 compared to $1.6 million in 2011, due to the decrease in the Company’s share price which decreased the fair value of the Company’s U.S. dollar warrants.

The significant expenses variances for the nine-month period ended August 31, 2012 compared to the same period in 2011 are as follows: (a) $13.3 million share of losses from Donlin Gold for permitting preparation expenditures, compared to $16.8 million for the same period in 2011 for the completion of the gas pipeline studies; and (b) $17.9 million share of losses from the Galore Creek project compared to $30.2 million in 2011, primarily due to a 2011 non-cash asset impairment on the Galore Creek project’s power transmission rights. The impairment was as a result of the Canadian Federal and British Columbia Provincial Governments approval of construction of its high-capacity 287-kV transmission line in Northwestern British Columbia that would follow roughly the same route as Galore Creek’s power transmission rights thus eliminating the need for GCMC to utilize the power transmission rights to construct its own transmission lines.

6	NOVAGOLD Resources Inc.
Q3-2012

Management’s Discussion & Analysis

Selected financial data

Quarterly information

The following unaudited quarterly information is prepared in accordance with IFRS and previous Canadian GAAP.

	in thousands of Canadian dollars,
	except per share amounts
	08/31/12	05/31/12	02/29/12	11/30/11	8/31/11	5/31/11	2/28/11	11/30/10(1)
	$	$	$	$	$	$	$	$
Net revenues	179	51	(25)	170	(305)	774	150	172
Earnings (loss) for the quarter	(21,457)	94,238	16,769	(99,512)	(52,104)	24,596	20,844	(21,481)
Earnings (loss) per share – basic	(0.08)	0.34	0.07	(0.41)	(0.22)	0.10	0.09	(0.12)
Earnings (loss) per share – diluted	(0.08)	0.26	(0.01)	(0.41)	(0.22)	(0.01)	(0.15)	(0.12)

(1)

Financial information for the last quarter in the 2010 fiscal year has been prepared in accordance to previous Canadian GAAP and is not comparable to the financial data prepared in accordance with IFRS.

Factors that can cause fluctuations in the Company’s quarterly results include the timing of stock option grants, foreign exchange gains or losses related to the Company’s U.S. dollar-denominated debt when the Canadian dollar exchange rate fluctuates, and fluctuations of the Company’s share price that effects the fair value of the derivatives (U.S. denominated warrants) and embedded derivatives (U.S. denominated convertible debt), disposal of assets or investments, and subsequent activities related thereto. During the last fiscal quarter of 2010, the Company incurred a total of $17.9 million in care and maintenance costs and exploration activities. During the first quarter of 2011, the Company recorded a share of loss from Galore Creek of $17.5 million due to the impairment loss of Galore Creek’s power transmission rights. During the second quarter of 2011, the Company had a gain on disposition of its alluvial gold properties and recorded a gain of $16.1 million. During the third quarter of 2011, the Company recorded an adjustment to its decommissioning liabilities of $20.4 million and inventory write-down of $6.9 million to reflect the Company’s decision to proceed with closure activities at the Rock Creek project. During the fourth quarter of 2011, the Company incurred $2.7 million in compensation expenses as a result of the corporate reorganization. During the first quarter of 2012, the Company recorded a gain on embedded derivative liability of $27.8 million from the decrease of the Company’s share price which reduced the fair value of the convertible feature of the convertible debt (embedded derivatives). During the second quarter of 2012, the Company recorded a gain on transfer of assets of $71.6 million realized as a result of the spin-out of NovaCopper Inc. to shareholders. During the third quarter of 2012, the Company recorded a recovery of decommissioning liabilities of $3.1 million as a result in change in the Rock Creek closure cost estimate and an $8.4 million foreign exchange loss. The Company’s properties are not yet in production; consequently, the Company believes that its loss (and consequent loss per share) is not a primary concern to investors in the Company.

Liquidity and capital resources

At August 31, 2012, the Company had $267.4 million in cash and cash equivalents.

The Company expended $22.3 million on operating activities during the three-month period ended August 31, 2012, compared to expenditures of $27.4 million for operating activities for the same period in 2011. The Company made cash funding of $5.5 million and $7.5 million for the activities at the Donlin Gold and Galore Creek projects respectively for the quarter ended August 31, 2012, compared to a $6.2 million and $7.9 million cash funding for the Donlin Gold project and Galore Creek projects respectively in the same period in 2011. Also during the three-month period, the Company had no expenditures on financing activities compared to expending $11.7 million on payment of note payable for the Ambler acquisition for the same period in 2011. During the quarter, the Company generated $1.7 million for sale of inventory on investing activities compared with $6.3 million on sale of the land and equipment in 2011.

The Company expended $58.3 million on operating activities during the nine-month period ended August 31, 2012, compared with expenditures of $54.7 million for operating activities for the same period in 2011. The Company had contributed $15.5 million and $12.4 million to the Donlin Gold and Galore Creek projects respectively during the nine months ended August 31, 2012, compared with $17.9 million and $7.9 million funding in the same period in 2011. Also during the nine-month period, the Company generated net proceeds of $281.0 million in cash from financing activities compared to expending $10.1 million for the same period in 2011. The Company received net proceeds of $316.4 million from an equity financing in February 2012, $5.8 million from the exercise of warrants and contributed US$40.0 million to NovaCopper Inc. as part of the spin-out of that company to shareholders. During the nine months ended August 31, 2012, the Company expended $12.5 million on investing activities compared with $1.3 million in 2011. The increase in 2012 is due to the Company funding an additional US$13.4 million for the Rock Creek reclamation bond for a total of US$20.3 million as required by regulatory authorities for the closure activities with no comparative amounts for the same period in 2011.

NOVAGOLD Resources Inc.	7
Q3-2012

Management’s Discussion & Analysis

The Company has no material off-balance sheet arrangements.

Contractual obligated undiscounted cash flow requirements, excluding operating leases, as at August 31, 2012 are as follows.

	in thousands of Canadian dollars,
	unless otherwise specified
	Total	< 1 Year	1–2 Years	2–3 Years	3–4 Years	4–5 Years	Thereafter
	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	14,478	14,478	-	-	-	-	-
Decommissioning liabilities	1,035	1,035	-	-	-	-	-
Liabilities directly associated with assets classified as held for sale – Rock Creek	16,634	16,634	-	-	-	-	-
Convertible notes – interest (a)	US$15,675	US$5,225	US$5,225	US$5,225	-	-	-
Convertible notes – holders option (a)	US$95,000	US$95,000	-	-	-	-	-
Promissory note	US$67,231	-	-	-	-	-	US$67,231

(a)

The Convertible notes (“Notes”) mature on May 1, 2015. The holders of the Notes have the right to require the Company to repurchase all or part of their Notes on May 1, 2013 (“Put option”) and upon certain fundamental corporate changes at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest. As a result of the Put option, the Company may be required to repurchase all of the Notes within the next twelve months and thus the Company has classified the convertible debt and the related embedded derivative as current liabilities.

The future minimum payments under operating leases at August 31, 2012 are approximately as follows.

in thousands of Canadian dollars
Operating leases
$
2012	183
2013	664
2014	709
2015	795
2016	912
Thereafter	735
Total	3,998

The Company has a non-cancellable sublease for an office location and the future minimum sublease payments expected to be received as at August 31, 2012 are approximately as follows:

in thousands of Canadian dollars
Operating subleases
$
2012	86
2013	261
2014	270
2015	270
2016	270
Thereafter	180
Total	1,337

Related party transactions

The Company has arms-length market based agreements to provide certain services to TintinaGold Resources Inc. (“TintinaGold”), Alexco Resource Corp. (“Alexco”), and NovaCopper Inc. Under the agreements exploration and management services were provided to the following companies for the nine-month period ended August 31, 2012: $12,000 (2011: $13,000) to Alexco, a company having two common directors; $7,000 (2011: $12,000) to TintinaGold, a company having one director in common; US$155,000 (2011: US$500,000) to Donlin Gold LLC; $667,000 (2011: Nil) to NovaCopper, a company having common directors; and office rental and services totaling $587,000 (2011: $618,000) to GCMC. At August 31, 2012, the Company had $4.3 million in receivables from related parties of which $4.1 million are non-current receivables from GCMC.

8	NOVAGOLD Resources Inc.
Q3-2012

Management’s Discussion & Analysis

Financial instruments

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

(a) Currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company’s financial performance, financial position, or cash flows.

The Company has not hedged its exposure to currency fluctuations. At August 31, 2012, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars.

	in thousands of U.S. dollars
	August 31, 2012	November 30, 2011
Cash and cash equivalents	269,075	55,204
Accounts receivables	183	13,200
Assets held for sale	20,272	-
Reclamation deposits	-	6,845
Accounts payable and accrued liabilities	(6,980)	(6,008)
Deferred liability	-	(3,950)
Decommissioning liabilities	(1,050)	(29,175)
Liabilities directly associated with assets classified as held for sale	(17,925)	-
Amounts payable to Barrick – non-current	(67,231)	(64,666)
Convertible notes	(69,621)	(66,061)
Derivative liability	(16,183)	(54,818)
Embedded derivative liability	(7,682)	(57,493)
Total	102,858	(206,922)

Based on the above net exposures, and assuming that all other variables remain constant, a 4% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $4.1 million in the Company’s net profit or loss

(b) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash equivalents and short-term investments are held through large Canadian financial institutions. Current and non-current investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period. The Company’s accounts receivables consist of general sales tax due from the Federal Government of Canada and amounts due from related parties.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

NOVAGOLD Resources Inc.	9
Q3-2012

Management’s Discussion & Analysis

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure and financial leverage. Accounts payable, accrued liabilities and coupon interest on the Notes are due within one year from the balance sheet date.

(d) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments, although available-for-sale, are generally held to maturity. In respect of financial liabilities, convertible notes and capital leases are not subject to interest rate risk because they are at fixed rates. The promissory note owed to Barrick is variable with the U.S. prime rate. Based on the amount owing on the promissory note as at August 31, 2012, and assuming that all other variables remain constant, a 1% change in the U.S. prime rate would result in an increase/decrease of $0.7 million in the interest accrued by the Company per annum.

(e) Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken. The Company does not currently have any hedging or other commodity-based risk management programs with respect to its projects.

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of previous Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing previous Canadian GAAP. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s adoption date was December 1, 2011 with a transition date of December 1, 2010. The Company has now substantially completed its IFRS changeover plan, with the post-implementation phase currently ongoing.

The post-implementation phase will involve continuous monitoring of IFRS changes in future periods. It has been noted that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that the Company has selected. In particular, there may be additional new or revised IFRS or Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), as well as the International Accounting Standards Board which is also currently working on an extractive industries project, which could significantly impact the financial statements of the Company. Processes are in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRS and IFRIC Interpretations will be evaluated as they are drafted and published.

Critical accounting estimates

The most critical accounting estimates upon which the Company’s financial status depends are those requiring estimates of the recoverability of carrying amount of investments, assets held for sale, mineral properties, derivatives, embedded derivatives, stock-based compensation, income taxes, and decommissioning liabilities.

Investment in joint ventures

The Company’s investments in the Donlin Gold project and the Galore Creek project are jointly controlled entities. All jointly controlled entities are accounted for using the equity method. The equity method is a basis of accounting for investments whereby the investment is initially recorded at cost and the carrying value, adjusted thereafter to include the investor’s pro rata share of post-acquisition earnings or losses of the investee, as computed by the consolidation method. Cash funding increases the carrying value of the investment. Profit distributions received or receivable from an investee reduce the carrying value of the investment. Management reviews and evaluates the carrying value of each of its investments when events or changes in circumstances indicate that the carrying amounts of the related investment may not be recoverable. As at August 31, 2012, management concluded that there have been no events or changes in circumstances since the last impairment review which indicated that any of the carrying amounts of the Company’s investment may not be recoverable.

10	NOVAGOLD Resources Inc.
Q3-2012

Management’s Discussion & Analysis

Mineral properties and assets held for sale

The Company capitalizes mineral property acquisition costs and expenses mineral property exploration expenditures when incurred. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against future production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned. There can be no assurances that the subsequent decision to sell or reclaim the project would result in a material gain on sale or accrual of closure costs, which would be incurred when a decision is made.

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Derivatives, embedded derivatives, stock-based compensation

The fair value of the U.S. denominated warrants, U.S. denominated convertible debt convertible feature, share options, and performance share units are computed to determine the relevant charge to the statement of comprehensive income and balance sheet. In order to compute this fair value, the Company uses different option pricing models that inherently require management to make various estimates and assumptions in relation to the expected life of the award, expected volatility, and the risk-free rate.

Income taxes

The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

Decommissioning liabilities

The amounts recorded for reclamation costs are estimates based on independent third party engineering studies and the Company’s assessment of the work that is anticipated to remediate old mine workings of the Company’s Nome Gold properties and the Rock Creek mine site. The decommissioning liabilities are recognized initially at fair value and are charged to operations. The Rock Creek decommissioning liabilities have not been discounted as the closure is currently in process. Actual costs incurred during reclamation and the timing of when the costs will be incurred could be materially different from these estimates. The Rock Creek decommissioning liabilities have been adjusted in this quarter ended August 31, 2012, to reflect the updated closure activities at Rock Creek.

New accounting pronouncements

Unless otherwise noted, the following revised standards and amendments are effective for annual periods beginning on or after December 1, 2013, except IFRS 9 which is after December 1, 2015 and IAS1 which is after December 1, 2012, with earlier application permitted. The Corporation has not yet assessed the impact of these standards and amendments or determined whether it will early adopt them.

  IFRS 9 Financial Instruments was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income.
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Management’s Discussion & Analysis

  IFRS 10 Consolidated Financial Statements requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

  IFRS 11 Joint Arrangements requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Nonmonetary Contributions by Venturers.

  IFRS 12 Disclosure of Interests in Other Entities establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities.

  IFRS 13 Fair Value Measurement is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

  There have been amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.

  IAS 1 Presentation of Financial Statements has been amended to require entities to separate items presented in OCI into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted.

  IFRS 7 Financial Instruments: Disclosures, has been amended to include additional disclosure requirements in the reporting of transfer transactions and risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, particularly those involving securitization of financial assets. The amendment is applicable for annual periods beginning on or after July 1, 2011, with earlier application permitted.

Risk factors

The Company and its future business, operations and financial condition are subject to various risks and uncertainties due to the nature of its business and the present stage of exploration and development of its mineral properties. Certain of these risks and uncertainties are under the heading “Risk Factors” in NOVAGOLD’s Annual Information Form for the year ended November 30, 2011 available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on the Company’s website at www.novagold.com.

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Management’s Discussion & Analysis

As a result of recent officer appointments, we may lose our status as a foreign private issuer under U.S. federal securities laws, resulting in additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

As a foreign private issuer, we are exempt from certain of the provisions of the U.S. federal securities laws. For example, the U.S. proxy rules and the Section 16 reporting and “short swing” profit rules do not apply to foreign private issuers. However, as a result of recent officer appointments (as described more fully above under the heading “Corporate Developments –Corporate Governance”), we may lose our status as a foreign private issuer as early as December 1, 2013. If we lose our status as a foreign private issuer the aforementioned regulations would apply and we would also be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 40-F and 6-K. Compliance with these additional disclosure and timing requirements under these securities laws would likely result in increased expenses and would require our management to devote substantial time and resources to comply with new regulatory requirements following a loss of our foreign private issuer status. Further, to the extent that we were to offer or sell our securities outside of the United States, we would have to comply with the more restrictive Regulation S requirements that apply to U.S. companies, and we would no longer be able to utilize the multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States, which could limit our ability to access the capital markets in the future.

Other

On March 14, 2012, the U.S. Environmental Protection Agency (“USEPA”) notified Alaska Gold Company by letter that it intended to seek penalties for alleged violations of the Clean Water Act at the Rock Creek Mine. These alleged violations related to storm water discharges during 2009-2011. The letter afforded Alaska Gold Company the opportunity to enter into discussions with USEPA regarding a potential administrative settlement to resolve the alleged violations. Alaska Gold Company and the USEPA have reached an administrative settlement and the Company has paid US$177,500 to the USEPA subsequent to the period ended August 31, 2012. This administrative settlement resolves all past liabilities related to storm water discharges at the Rock Creek Mine.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the US Securities and Exchange Commission and Canadian Securities Administration, as at the end of the current reporting period. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in internal control over financial reporting

There have been no changes in the Company’s internal controls over financial reporting during the nine month period ended August 31, 2012 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

Cautionary notes

Forward-looking statements

NOVAGOLD Resources Inc.	13
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Management’s Discussion & Analysis

This Management’s Discussion and Analysis contains statements of forward-looking information. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, including the Company’s plans and expectations relating to its Donlin Gold and Galore Creek, completion of transactions, and the proposal to sell NOVAGOLD’s interest in the Galore Creek project, market prices for precious and base metals, or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral resource estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

  our ability to achieve production at any of the Company’s mineral exploration and development properties;
  estimated capital costs, operating costs, production and economic returns;
  estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company’s resource and reserve estimates;
  our expected ability to develop adequate infrastructure and that the cost of doing so will be reasonable;
  assumptions that all necessary permits and governmental approvals will be obtained;
  assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
  our expectations regarding demand for equipment, skilled labour and services needed for exploration and development of mineral properties; and
  our activities will not be adversely disrupted or impeded by development, operating or regulatory risks.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  uncertainty of whether there will ever be production at the Company’s mineral exploration and development properties;
  uncertainty of estimates of capital costs, operating costs, production and economic returns;
  uncertainties relating to the assumptions underlying the Company’s resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;
  risks related to the Company’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;
  risks related to the Company’s ability to finance the development of its mineral properties through external financing, strategic alliances, the sale of property interests or otherwise;
  risks related to the third parties on which the Company depends for its exploration and development activities;
  dependence on cooperation of joint venture partners in exploration and development of properties;
  credit, liquidity, interest rate and currency risks;
  risks related to market events and general economic conditions;
  uncertainty related to inferred mineral resources;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
  risks related to lack of infrastructure;
  mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;
  the risk that permits and governmental approvals necessary to develop and operate mines on the Company’s properties will not be available on a timely basis or at all;
  commodity price fluctuations;
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Management’s Discussion & Analysis

  risks related to governmental regulation and permits, including environmental regulation;
  risks related to the need for reclamation activities on the Company’s properties and uncertainty of cost estimates related thereto;
  uncertainty related to title to the Company’s mineral properties;
  uncertainty related to unsettled aboriginal rights and title in British Columbia;
  the Company’s history of losses and expectation of future losses;
  uncertainty as to the outcome of potential litigation;
  uncertainty inherent in litigation including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal;
  risks related to default under the Company’s unsecured convertible notes;
  risks related to the Company’s majority shareholder;
  risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;
  increased competition in the mining industry;
  the Company’s need to attract and retain qualified management and technical personnel;
  risks related to the Company’s current practice of not using hedging arrangements;
  uncertainty as to the Company’s ability to acquire additional commercially mineable mineral rights;
  risks related to the integration of potential new acquisitions into the Company’s existing operations;
  risks related to unknown liabilities in connection with acquisitions;
  risks related to conflicts of interests of some of the directors of the Company;
  risks related to global climate change;
  risks related to adverse publicity from non-governmental organizations;
  uncertainty as to the Company’s ability to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act;
  increased regulatory compliance costs relating to the Dodd-Frank Act; and
  increased regulatory compliance costs related to the Company’s loss of its foreign private issuer status in the event of a disposition of the Galore Creek project.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in NOVAGOLD’s Annual Information Form for the year ended November 30, 2011, filed with the Canadian securities regulatory authorities, NOVAGOLD’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by NOVAGOLD and filed with the appropriate regulatory agencies.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOVAGOLD Resources Inc.	15
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Management’s Discussion & Analysis

Reserve and resource estimates

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this Management’s Discussion and Analysis have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

16	NOVAGOLD Resources Inc.
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